Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Appraisal report on Book Net Worth of Shell Gás (LPG) Brasil S.A.
2.	Executive Board Proposal to alter the Company’s management benefits plan, to include therein the option to transfer the usufruct rights under the shares held as treasury stock to management
3.	Letter directed to the São Paulo Stock Exchange (Bovespa) in November 11, 2003

ITEM 1

SHELL GAS (LPG) DO BRASIL
C.N.P.J. 65.828.550/0001-49

APPRAISAL REPORT ON BOOK NET WORTH

1. PURPOSE

ERNST & YOUNG Auditores Independentes S/S, enrolled with the Regional Accounting Council of the state of São Paulo with the number 2SP015199/O-6 and the Brazilian Corporate Taxpayers’ Register C.N.P.J./M.F., number 61.366.936/0001-25, a simple corporation established in the capital and state of São Paulo at Av. Presidente Juscelino Kubitschek, 1830 – Torre 1, 5th and 6th floors, appointed as appraisers by the Management of Shell Gás (LPG) do Brasil S.A. (‘the Company’) to determine as at July 31, 2003, the book net worth of the Company, - its head office in the city and state of Rio de Janeiro at Avenida Luiz Carlos Prestes, 350, 1st floor, enrolled in the Brazilian Corporate Taxpayers’ Register – C.N.P.J., number 65.828.550/0001-49 with bylaws registered at the Board of Trade for the state of Rio de Janeiro with the number NIRE 35.300.130.987 -, to be submitted for the approval of the Company’s shareholders, hereby through its Partner, Claudio Gonçalo Longo, accountant, enrolled with the Regional Accounting Council of the state of São Paulo with the number 1SP065872/O-1, submits this appraisal report, reflecting the results of its work, comprising two pages and one attachment, duly initialed or signed, and provided in six original copies.

2. METHODOLOGY AND CRITERION FOR APPRAISAL

The evaluation was performed using accounting methodology based on values shown in the accounts and according to information contained in the Trial Balances, Ledger Cards and remaining elements pertaining to the Company’s accounts as at July 31, 2003 and pursuant to articles 8,183 and 184 of Law 6.404/76.

We sighted the said trial balances and reconciled these with the accounts when considered appropriate. The evaluation process also included discussions with Management as to the criteria used in the preparation of the balance sheet, focusing particularly on the principal accounts contained in these and verifying that the accounting practices required by Brazilian corporate law were followed.

3. CONCLUSION

As a result, based on the specific values contained in the Attachment which forms an integral part of the Appraisal Report, the appraiser, signatory to this Appraisal Report concludes that the permanent assets, rights and liabilities constituting the Company’s book net worth as at July 31, 2003, amounts to R$ 83,438,106.06 (eighty-three million, four hundred and thirty-eight, one hundred and six reais and six centavos).

The appraiser hereby declares that it has no business relationship with the Company, except in relation to the contracted service of which the preparation of this Appraisal Report is a result. The appraiser further declares that it has no conflict of, or common interests, either current or potential, with the shareholders, quota holders or quota holder partners of the Company or of any other parties to the operation or with respect to the operation for which the current report is to be used.

Additionally, it declares that there was no restriction of any kind on the part of the controllers or management of the companies in the preparation of the work performed.

São Paulo, September 12, 2003

     ERNST & YOUNG
Auditores Independentes S/S
CRC2SP015199/O-6

     Claudio Gonçalo Longo
Accountant – CRC1SP065872/O-1

Attachment to the Appraisal Report on Book Net Worth
SHELL GAS (LPG) DO BRASIL S.A.
C.N.P.J. 65.828.550/001-49
(in reais)

ASSETS
Current assets
Cash and cash equivalents	2,627,947.73
Trade accounts receivable	31,059,761.94
(-) Allowance for doubtful accounts	(11,295,094.41)
Inventories	3,860,080.26
Recoverable taxes	6,512,206.85
Deferred tax/social contribution on income	14,689,647.84
Others	2,209,203.63
Non-current Assets
Deferred tax/social contribution on income	3,505,942,13
Recoverable taxes	6,326,134.29
Others	311,199.98
Permanent Assets
Investments	8,818,662.18
Property, plant and equipment	97,196,449.67
Deferred charges	4,306,986.87
Total assets	170,129,128.96

LIABILITIES
Current Liabilities
Suppliers	16,307,653.20
Salaries and related taxes	2,090,318.80
Financial guarantees	3,165,647.62
Others	705,024.19
Long-term liabilities
Controlling company	57,231,953.77
Provision for contingencies	7,190,425.32
Total Liabilities	86,691,022.90

Net worth at July 31, 2003	83,438,106.06

ITEM 2

EXECUTIVE BOARD PROPOSAL

     Continuing the policy introduced by the late Pery Igel - then the company’s majority shareholder - to grant market professionals the responsibility for the management of the companies comprising the ULTRA GROUP, the Executive Board herewith proposes alterations in the procedures under the Employee Stock Ownership Plan, originally approved at the general meeting dated April 27, 2001. The said Employee Stock Ownership Plan shall be substituted for one in which those eligible will enjoy the distribution rights on preferred shares held as treasury stock, the ownership of the shares to be retained by the company. Following a given period, and should the conditions provided for under the initial act continue to hold good, then the shares shall be transferred to the employee beneficiary, thus giving him/her full ownership rights over the said shares.

     The company will absorb the costs of this procedure.

     For the purposes of implementing this measure, the Executive Board has prepared a draft of an usufruct rights assignment agreement, which constitutes Annex I of this proposal. The CVM (the Brazilian Securities and Exchange Commission) was requested to opine on the possibility of adopting this measure. The consultation was submitted on August 20, 2003, reference CVM RJ-2003-7856 and received a favorable response according to official letter CVM/SEP/GEA-1/ 531/03. The consultation and the favorable reply are included as part of this proposal in Annexes II and III.

     The measure having been approved, the Executive Board proposes that it be duly authorized to establish the rules for granting distribution rights to shares and subsequent full ownership as follows:

a) to attribute suitable powers to the Executive Board to select management employees eligible to participate in the program and propose the allocation of shares, in each case to be approved by the Board of Directors;

b) to establish a term for the verification of conditions and the subsequent transfer to each participating employee, constituting full and unalienable ownership of the shares;

c) to sign an usufruct rights assignment agreement, in which, among other duties, each participant commits to remain in full-time employment with the company for a given period of time; and not to be connected or participate in anyway with competitor companies as defined in the draft contract;

d) the extinction of usufruct rights, should the beneficiary leave the Group’s companies on his/her own free will, or in the event of his/her dismissal for just cause, before the end of the contractual term.

     The global volume of shares to which participants shall enjoy distribution rights, shall be determined by the Board of Directors. The total number and type of the underlying shares to the plan shall be subject to the existence of such shares held as treasury stock.

     It will be incumbent on the Chief Executive Officer, at any such time that he/she should consider it appropriate or necessary, to transfer to the Board of Directors powers to dispel doubts or conflicts that may occur in the execution of the program.

     Changes to the company bylaws will not be required.

     This is the proposal, which the Executive Board submits herewith to the deliberation of the Board of Directors.

São Paulo, November 5, 2003.

On behalf of the Executive Board

Paulo Guilherme Aguiar Cunha – CEO

 ITEM 3

São Paulo, November 11, 2003

BOLSA DE VALORES DE SÃO PAULO - BOVESPA
Attention: Jorge Antonio Tambucci
Monitoring Supervision of Companies

Ref.	ULTRAPAR PARTICIPAÇÕES S.A.
S/ref. GAE/SER 1984/03

Dear Sir,

With reference to your letter above, and in accordance with our telephone call, we wish to inform you that:

1.	Should the acquisition of the shares of Shell Gás (LPG) do Brasil S.A. be ratified and pursuant to letter c of item II, article 256 of Law 6.404/76, the shareholders with withdrawal rights shall be considered those that can provide valid confirmation that they were the holders of Ultrapar Participações S.A.’s shares before the opening for share trading on the Bovespa on the date of the first publication of the Convening Notice for the Extraordinary General Meeting, that is, based on the closing position on the trading day of November 10, 2003. Shares acquired after this date shall not confer withdrawal rights to the new shareholders.

2.	Furthermore, we wish to inform that pursuant to article 45 of Law 6.404/76, the dissenting shareholders shall have the right to a reimbursement value equivalent to R$ 17.10 per lot of a thousand shares calculated according to the book value of the share on the occasion of the last balance sheet approved by the general meeting, namely that of December 31 2002. Shareholders are assured of their rights under paragraph 2 of article 45 of the same Law.

Regards,

Fabio Schvartsman
Investor Relations Director
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer

Dated: November 25, 2003